Filed by Lincoln National Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
(Commission File No. 333-130226)

The following is an update of our merger milestones.

10/10/05:	Lincoln Financial Group (LFG) and Jefferson Pilot Financial (JP) announce definitive merger agreement signed as of 10/09/05.

11/4/05:	LFG files notice with Federal Trade Commission and Department of Justice pursuant to the Hart-Scott-Rodino Act (H-S-R).

11/11/05:	LFG files Form A’s with state departments of insurance in North Carolina, Nebraska, New Jersey and New York.

12/5/05	H-S-R deadline expires.

12/8/05:	LFG files preliminary Form S-4 (containing the preliminary joint proxy statement/prospectus) with the SEC.

1/5/06:	LFG and JP announce special shareholder meetings for 3/20/06.

1/12/06:	LFG Board authorizes up to $1.6 B of LNC security repurchases.

1/18/06:	Nebraska Department of Insurance conducts public hearing and approves LFG’s application to acquire JP subsidiary based there, as part of merger.

1/26/06:	LFG files amendment to merger agreement to include (among other items) an election deadline of 3/28 (5 p.m. in NYC) -- unless LFG and JP determine that closing will take place after 4/3/06.

2/2/06:	LFG participates in New Jersey Department of Insurance public hearing on the merger.

2/14/06:	First mailing of joint proxy statement/prospectus to LFG & JP shareholders.
All FCC approvals received.

2/24/06:	New Jersey Department of Insurance issues order of approval for merger.

2/27/06:	LFG first mails election materials to JP shareholders.

3/14/06:	New York Insurance Department issues order of approval for the merger.

In connection with the proposed transaction, Lincoln National Corporation has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-130226), including a definitive joint proxy statement/prospectus, and other materials. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of these materials, as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the definitive joint proxy statement/prospectus and Lincoln’s other SEC filings are also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus and Jefferson-Pilot‘s other SEC filings are also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.